UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Envoy Capital Group Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

029479 85 2
(CUSIP Number)

Geoffrey B. Genovese
7 Boulevard D’Italie
Monte Carlo, Monaco
98000
(416) 593-1212
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2011
(Date of Event Which Requires Filing of This Statement)

_______________
1           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS GEOFFREY B. GENOVESE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,477
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 63,477
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

This Schedule 13D is being filed on behalf of Geoffrey B. Genovese relating to the common shares, without par value (the “Common Shares”) of Envoy Capital Group Inc., a corporation existing under the laws of Ontario, Canada (the “Issuer”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Shares of the Issuer.  The address of the principal offices of the Issuer is Suite 301, St. Patrick Street, Toronto, Ontario, Canada, M5T 3A3.

Item 2.	Identity and Background.

Geoffrey B. Genovese’s business address is 7 Boulevard D’Italie, Monte Carlo, Monaco 98000.  Mr Genovese is a director of Envoy Capital Group Monaco S.A.M., a company organized in the Principality of Monaco.  Envoy Capital Group Monaco S.A.M. was formerly responsible for carrying on the merchant banking business of the Issuer.  Its principal offices are located at 7 Boulevard D’Italie, Monte Carlo, Monaco 98000.

Mr. Genovese has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Genovese has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

N/A.

Item 4.	Purpose of Transaction.

The Common Shares were sold concurrent with a restructuring of the Issuer announced on February 10, 2011.  Mr. Genovese does not have any current intention of acquiring ownership of, or control or direction over, any additional Common Shares.  Depending on market conditions and other relevant factors, Mr. Genovese may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Common Shares through market transactions, exercise of options, private agreements or otherwise.

Item 5.                    Interest in Securities of the Issuer

(a)           As of the date hereof, Mr. Genovese beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Geoffrey Genovese	63,477	0.8%

The percentage of outstanding Common Shares in the table above is based on 8,028,377 Common Shares outstanding as the date hereof.

(b)           Mr. Genovese has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 63,477 Common Shares.

(c)           On February 10, 2011, Mr. Genovese sold 1,540,606 Common Shares of the Issuer pursuant to private agreements.  The Common Shares were sold at a price of CDN$1.55 per share and represent approximately 19.2% of the current issued and outstanding Common Shares of the issuer.

(d)           Not applicable.

(e)           On February 10, 2011, Mr. Genovese ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Genovese does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Further, Mr. Genovese has not pledged securities of the Issuer nor are the securities of the Issuer held by him subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

There are no other contracts, arrangements, understandings or relationships between Mr. Genovese and any other person with respect to any securities of the Issuer.

Item 7.                    Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 14, 2011

/s/ Geoffrey B. Genovese
Geoffrey B. Genovese